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MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel Jackson National Asset Management, LLC
DATE:	July 30, 2012
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on June 4, 2012 for Curian Variable Series Trust (“CVST” or “Registrant”)
File Nos: 333-177369 and 811-22613 (the “Registration Statement”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comment received via telephone on July 30, 2012 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.	Summary Overview – Curian Guidance – Equity 100 Fund

Please disclose that, consistent with the name of this portfolio, the Fund will invest at least 80% of its assets in equity securities.  See Rule 35d-1 under the Investment Company Act of 1940, as amended.

RESPONSE:  The Registrant has added the underscored language to the first paragraph in the section entitled “Principal Investment Strategies” in both the summary section and non-summary section of the prospectus.

Summary Section:

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in shares of Underlying Funds representing various asset classes and strategies.  The Fund will invest in Underlying Funds such that 80% of the assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities).  The Fund tactically allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.  Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.

Non-summary Section:

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in Underlying Funds representing various asset classes and strategies.  The Fund will invest in Underlying Funds such that 80% of the assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities).  The Fund tactically allocates its assets to Underlying Funds that invest primarily among various equity classes, as well as non-traditional investments.  Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.  In determining allocations to any particular Underlying Fund, the Fund’s investment adviser (the “Adviser”) considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.  Allocations among the Underlying Funds are periodically reviewed and may be revised, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

SEC Response
July 30, 2012

Curian Guidance – Equity 100 Fund

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in shares of Underlying Funds representing various asset classes and strategies.   The Fund will invest in Underlying Funds such that 80% of the assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities) .   The Fund tactically allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.   Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.

The Underlying Funds in which the Fund may invest each are a separate series of the Curian Variable Series Trust or the JNL Series Trust.  Not all Funds of the Curian Variable Series Trust and the JNL Series Trust are available as Underlying Funds.  Please refer to the statutory prospectus for a list of available Underlying Funds.  The asset classes and strategies of the Underlying Funds are as follows:

Asset Classes and Strategies

Covered Call Writing Emerging Markets Equity International Developed Equity Large Cap Growth	Large Cap Equity Large Cap Value Equity Micro Cap Equity Mid Cap Equity Mid Cap Value Equity	Small Cap Growth Equity Small Cap Equity Small Cap Value Equity

In determining allocations to any particular Underlying Fund, the Fund’s investment adviser considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.

The Fund is ‘‘non-diversified’’ under the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.

SEC Response
July 30, 2012

Curian Guidance – Equity 100 Fund

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in Underlying Funds representing various asset classes and strategies.   The Fund will invest in Underlying Funds such that 80% of the assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities) .   The Fund tactically allocates its assets to Underlying Funds that invest primarily among various equity classes, as well as non-traditional investments.   Derivative instruments of the Underlying Funds will be counted toward the 80% policy discussed above to the extent they have economic characteristics similar to equity securities.   In determining allocations to any particular Underlying Fund, the Fund’s investment adviser (the “Adviser”) considers, among other things, long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, and expected long-term performance of each Underlying Fund and its related asset class, as well as diversification to control overall portfolio risk exposure.  Allocations among the Underlying Funds are periodically reviewed and may be revised, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.

Generally, any changes among asset classes will be tactical in nature within a modest range around the target allocation set within the tactical oriented Underlying Funds; however, the Adviser may at times make larger allocation changes if it believes market conditions warrant a larger change.  Allocations are based not only on past asset class performance but on future risk/return expectations.  The Adviser reserves the right to replace or add to Underlying Funds or other securities in its asset allocation model at any time.

The following charts list the Underlying Funds available in each of the asset classes and strategies:

Underlying Funds and Asset Classes and Strategies

Curian Variable Series Trust
Underlying Fund	Asset Class
Curian/DFA U . S . Micro Cap Fund	Micro Cap Equity
Curian/FAMCO Flex Core Covered Call Fund	Covered Call Writing
Curian/Franklin Templeton Frontier Markets Fund	Diversified Frontier Markets

JNL Series Trust
Underlying Fund	Asset Class
JNL/Franklin Templeton Small Cap Value Fund	Small Cap Value Equity
JNL/Invesco International Growth Fund	International Equity
JNL/Invesco Small Cap Growth Fund	Small Cap Growth Equity
JNL/Lazard Emerging Markets Fund	Emerging Markets Equity
JNL/Mellon Capital Management S&P 500 Index Fund	Large Cap Equity
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	Mid Cap Equity
JNL/Mellon Capital Management Small Cap Index Fund	Small Cap Equity
JNL/Mellon Capital Management International Index Fund	International Developed Equity
JNL/PPM America Mid Cap Value Fund	Mid Cap Value Equity
JNL/T. Rowe Price Established Growth Fund	Large Cap Growth Equity
JNL/T. Rowe Price Value Fund	Large Cap Value Equity

The Fund seeks to achieve the primary objective of long-term growth of capital through tactically adjusted allocations of its assets to Underlying Funds that invest among various equity classes, as well as non-traditional investments.  These investments may include Underlying Funds that invest in both domestic and international stocks of large established companies as well as stocks of smaller companies with what each Sub-Adviser of the Underlying Funds believes to be above-average growth potential.  The Fund may also invest in Underlying Funds that invest exclusively in companies domiciled in emerging markets.  Investments in Underlying Funds that invest in equity-oriented securities are complemented by allocations to Underlying Funds that invest in both domestic and international fixed-income securities and non-traditional investments.  Non-traditional investments may include Underlying Funds that invest in commodities, currencies, real estate, infrastructure, and other less than traditional investment strategies such as include derivatives, options, and short selling of securities.

The Fund is ‘‘non-diversified’’ under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ‘‘diversified’’ mutual funds.